Exhibit 99.2

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EDT on September 9, 2026) The undersigned Holder of American Depositary Receipts ("ADRs" ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of Steakholder Foods Ltd. (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business August 5, 2026, at the Company's Special General Meeting of Shareholders to be held on September 15, 2026, at 4:00 p.m. Israel time at the Company's executive offices at 22 Einstein St., Ness Ziona, Israel 7403686. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement. To view the Proxy Statement for this meeting, please visit: https://www.sec.gov/Archives/edgar/data/1828098/000121390025089774/ea025718701ex99-1_steak.htm Steakholder Foods Ltd. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Steakholder Foods Ltd. Special General Meeting of Shareholders For Shareholders of record as of August 5, 2026 Tuesday, September 15, 2026 4:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EDT September 9, 2026. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Steakholder Foods Ltd. Special General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. To approve an increase in our authorized share capital; and #P1# #P1# #P1# 2. To approve the issuance of American Depositary Shares ("ADSs"), each ADS representing twelve thousand (12,000) ordinary shares, no par value, underlying the Pre-Funded Warrants issued in a private placement transaction that closed on August 3, 2026. #P2# #P2# #P2# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)